FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Video - Risto Siilasmaa, Chairman of Nokia

Hello and welcome.

As Chairman of Nokia, I am pleased to be able to address all of you and talk about Nokia’s past and future.

As you will have seen, we announced today our plan to join Nokia with Alcatel-Lucent … a combination that will create an innovation leader in next generation network technology and services.

This is an important step for Nokia, and I would like to share my personal view of how we got here and why it matters.

This is certainly not a decision we have taken lightly, either by Nokia or by Alcatel-Lucent.  We have talked about various possibilities since the autumn of 2013.  Sometimes on, sometimes off, but always with the right spirit and the right focus on the issues that matter.

In parallel, the Board, Nokia management and I considered a range of other options. We knew that if we went forward with this transaction, we would do so in the firm belief that it was not just a good option, but the best of the options available to us.

That work took time, it took effort and it told us two things.

The first is that we could have chosen a path that did not include this transaction.  With time and investment, we believe that we could have delivered on our long-term strategy.

It became equally clear, however, that this transaction would enable us to put the necessary building blocks of technology in place significantly earlier than our other alternatives. We will be in a stronger position to create the foundation of seamless connectivity needed to really enable the human benefits - the human possibilities - of technology.

So, we moved ahead.  We got to know each other quite well over the past several months, and have built a strong working relationship.  I would like to thank Philippe Camus, Alcatel-Lucent’s chairman, for the good spirit in which these discussions were conducted.  Over that period, it became clear to us that this is the right step forward for Nokia.

We believe that joining with Alcatel-Lucent builds on the other changes we have made in recent years, starting with the decisions to divest our handset business and purchase the Siemens share of what was then Nokia Siemens Networks in the summer of 2013.

These two transactions allowed us to transform the company and create very significant shareholder value. During the last 30 months, our enterprise value has increased 15 fold. This reflects both the business results as well as the soundness of the strategic direction we have taken.

NSN had gone through its own deep change — focusing its portfolio, redoubling efforts to improve productivity and efficiency and embarking on a path to set a new industry standard for quality.  We became the full owners of a strong business at a very reasonable price, creating significant value for shareholders in the process.

At the end of April 2014, we announced a new direction for Nokia and committed ourselves to tapping the opportunities of what we call the programmable world.  Today’s announcement with Alcatel-Lucent takes us further down that path.

When this transaction is completed, we will have something quite unique.  Yes, a company that is bigger.  But, even more importantly, one that is better … better enabled to create value, better enabled to innovate, better positioned to enable the human possibilities of technology.

With that, thank you for your time.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; the expected results of the combined group; the expected benefits of the proposed transaction, including related synergies and value creation; and Nokia’s future position in the industry and its ability to innovate. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.